# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Venture Global, Inc., CIK 0002007855
CUSIP: 92333F101
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 1001 19TH STREET NORTH, SUITE 1500, ARLINGTON, Virginia (VA), 22209
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001448765

## Reporting persons
- Jonathan W. Thayer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 25,991,898; shared voting power 0; sole dispositive power 25,991,898; shared dispositive power 0; aggregate amount beneficially owned 25,991,898 (5.76% of the class)
  Comment: The number in Rows (5), (7) and (9) consists of 25,991,898 shares of Class A common stock, par value $0.01 per share ("Class A common stock"), of the Issuer, issuable upon exercise of stock options that are exercisable within 60 days as of March 31, 2025 and held of record by the Reporting Person.
  
  The number in Row (11) is based on the quotient obtained by dividing (a) the aggregate number of shares of Class A common stock beneficially owned by the Reporting Person as set forth in Row (9) by (b) the 451,009,394 shares of Class A common stock outstanding as of March 31, 2025, as reported by the Issuer to the Reporting Person.

## Item 1. Issuer
Name of issuer: Venture Global, Inc.
Address of issuer's principal executive offices: 1001 19TH STREET NORTH, SUITE 1500, ARLINGTON, VA, 22209

## Item 2. Person Filing
Name of person filing: Jonathan W. Thayer
Address of principal business office or, if none, residence:
C/O VENTURE GLOBAL, INC.
1001 19TH STREET NORTH, SUITE 1500
ARLINGTON, VA 22209
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 25,991,898
Percent of class: 5.76%
Sole power to vote or to direct the vote: 25,991,898
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 25,991,898
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jonathan W. Thayer: /s/ Jonathan W. Thayer, Jonathan W. Thayer (05/06/2025)